                       [LETTERHEAD OF DEWEY BALLANTINE]


                              December 10, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

       Re:  Pacific Rehabilitation & Sports Medicine, Inc.
            Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 File No. 5-44531
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Ladies and Gentlemen:

            On behalf of Pacific Rehabilitation & Sports Medicine, Inc. (the "Company"), we transmit herewith for filing, pursuant to Rule 14d-9(b) and Rule 101(a) of Regulation S-T, under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Amendment No. 1 to the Company's Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9.

            Please note that the Company is hand delivering today a copy of Amendment No. 1 to the Schedule 14D-9 to the bidders, Horizon PRSM Corporation and Horizon/CMS Healthcare Corporation, at the address of the person authorized to receive notices and communications on behalf of the bidders as set forth on the cover sheet of the bidder's Schedule 14D-1 filed with the Commission. The Company has given telephonic notice of the information required by Items 2 and 4(a) of Schedule 14D-9 and will mail copies of the Schedule 14D-9 to the Nasdaq National Market, on which the Company's Common Stock is quoted.

            Please contact the undersigned at (212) 259-6608 or Morton A. Pierce of this office at (212) 259-6640 if you have any questions concerning the attached materials.

                                            Very truly yours,



                                            Denise A. Cerasani


cc: James H. Wilson, Esq.
    Horizon PRSM Corporation
      and Horizon/CMS Healthcare Corporation
    Nasdaq National Market

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-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              ----------------

                               AMENDMENT NO. 1
                                      TO
                               SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                              ----------------

                PACIFIC REHABILITATION & SPORTS MEDICINE, INC.
                          (NAME OF SUBJECT COMPANY)

                              ----------------

                PACIFIC REHABILITATION & SPORTS MEDICINE, INC.
                    (NAME OF PERSON(S) FILING STATEMENT)

                              ----------------

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                  694926 10 6
                    (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                           MICHAEL MCARTHUR-PHILLIPS
             SENIOR VICE PRESIDENT--GENERAL COUNSEL AND SECRETARY
                PACIFIC REHABILITATION & SPORTS MEDICINE, INC.
                    ONE S.W. COLUMBIA STREET, SUITE 900
                            PORTLAND, OREGON 97258
                                (503) 222-4191

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               WITH A COPY TO:

                            MORTON A. PIERCE, ESQ.
                           DENISE A. CERASANI, ESQ.
                              DEWEY BALLANTINE
                        1301 AVENUE OF THE AMERICAS
                       NEW YORK, NEW YORK 10019-6092
                               (212) 259-8000

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

         This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Pacific Rehabilitation & Sports Medicine, Inc., a Delaware corporation (the "Company"), with respect to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated November 22, 1996 by Horizon PRSM Corporation, a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Horizon/CMS Healthcare Corporation, a Delaware corporation (the "Parent"), to purchase all of the Company's outstanding shares of common stock, par value $0.01 per share (the "Shares"). Capitalized terms used herein shall have the definitions set forth in the
Schedule 14D-9 unless otherwise provided herein.

ITEM 2.  TENDER OFFER OF THE BIDDER.

         Item 2 of the Schedule 14D-9 is hereby amended and supplemented to include Parent as a bidder.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         Item 4(a) of the Schedule 14D-9, under the caption "Recommendation of the Company's Board of Directors," is hereby amended and supplemented by adding to the end of the first paragraph thereof the following:

              "Mr. Barancik advised the Company that he dissented from the merger proposal because he believed that the Shares were currently undervalued in the market, that considerably higher values could be achieved once certain actions recently undertaken by the Company to improve profitability (including the closing of unprofitable clinics and reduction of costs) were realized, and that a higher offer price could have been obtained had a firmer negotiation position been taken. Mr. Barancik also informed the Company that he believed that the Company should continue its efforts to replace its existing line of credit, which had only been extended to December 31, 1996, and secure additional funds for working capital and acquisitions. Mr. Barancik stated his concern that, if the Offer and the Merger were not consummated, the Company's line of credit would be terminated and its continuing operations would be materially adversely affected."

         Item 4(b) of the Schedule 14D-9, under the caption "Background of the Offer," is hereby amended and supplemented by adding to the end of the seventh paragraph thereof the following:

              "With respect to the two entities, other than Parent, that had indicated interest in a possible acquisition of the Company, one entity, after executing a confidentiality agreement and receiving certain non-public information concerning the Company, had no further discussions with, and did not submit a proposal to, the Company regarding a possible transaction. The other entity submitted a preliminary proposal, which was subsequently withdrawn, and no further material discussions occurred with such entity."

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           PACIFIC REHABILITATION & SPORTS MEDICINE, INC.

                           By:   /s/ Michael McArthur-Phillips
                               --------------------------------------------
                                 Michael McArthur-Phillips
                                 Senior Vice President--General Counsel and
                                   Secretary


Dated:  December 10, 1996